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                                                                  Exhibit (e)(5)

SHARE OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following table shows all persons who, on March 2, 2001, were known by Intimate Brands to be the beneficial owners (as defined in the rules of the Commission) of more than 5% of the shares of Common Stock of Intimate Brands. The information was obtained from information supplied by stockholders on Schedules 13D and 13G:

Amount Class of Beneficially Percent Name and Address of Beneficial Owner Common Owned of Class The Limited, Inc.(1) Three Limited Parkway P.O. Box 16000 Columbus, Ohio 43216 Class B 411,635,902 100 % Wellington Management Company, LLP(2) 75 State Street Boston, Massachusetts 02109 Class A 6,676,518 8.4 % FMR Corp.(3) 82 Devonshire Street Boston, Massachusetts 02109-3614 Class A 4,677,000
5.9 %
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(1) Each share of Class B Common Stock is convertible, at any time, by The
Limited into one share of Class A Common Stock. If converted, The Limited would beneficially own approximately 83.9% of all Class A Common Stock.

(2) Wellington Management Company, LLP, in its capacity as investment adviser, may be deemed to beneficially own 6,676,518 shares of Intimate Brands' Class A Common Stock which are held of record by clients of Wellington Management Company, LLP. Reported amounts adjusted to reflect Intimate Brands' two-for-one stock split completed in May 2000.

(3) FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson and certain subsidiaries of FMR Corp. may be deemed to be members of a "group" as such term is defined in the rules promulgated by the Commission. FMR Corp. is the beneficial holder of Intimate Brands' Class A Common Stock as a result of the investment-related activities of certain subsidiaries of FMR Corp., members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of its voting power. Mr. Johnson 3d, the chairman of FMR Corp., owns 12.0% of the aggregate outstanding voting stock of FMR Corp. and Ms. Johnson 3d, a director of FMR Corp., owns 24.5% of the aggregate outstanding voting stock of FMR Corp.